SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

CommonWealth REIT

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

203233101

(CUSIP Number)

Keith Meister

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

Richard O’Toole

Related Fund Management, LLC

60 Columbus Circle

New York, New York 10023

(212) 421-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203233101

1	Names of reporting persons CORVEX MANAGEMENT LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,885,145.8571*
	9	Sole dispositive power 0
	10	Shared dispositive power 10,885,145.8571*
11	Aggregate amount beneficially owned by each reporting person 10,885,145.8571*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.2%**
14	Type of reporting person (see instructions) PN; IA

*	Includes (i) 5,437,750 common shares of beneficial interest of the Issuer held by the Related Persons (as defined in this Schedule 13D) (the “Related Shares”) and (ii) 9,645.8571 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D) (the “Additional Shares”). Each of the Corvex Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Related Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,748.66 Shares, comprised of (i) 680.66 Shares which would be outstanding upon the conversion of Mr. Johnson’s 1,415.7559 shares of the Issuer’s 6 1/2% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,304,068 Shares of beneficial interest outstanding as of March 5, 2013 (which number is calculated based upon information provided in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 25, 2013, and the Current Report on Form 8-K filed on March 5, 2013 (which announced the completion of an equity offering by the Issuer)).

CUSIP No. 203233101

1	Names of reporting persons KEITH MEISTER
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,885,145.8571*
	9	Sole dispositive power 0
	10	Shared dispositive power 10,885,145.8571*
11	Aggregate amount beneficially owned by each reporting person 10,885,145.8571*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.2%**
14	Type of reporting person (see instructions) IN

*	Includes (i) 5,437,750 common shares of beneficial interest of the Issuer held by the Related Persons (as defined in this Schedule 13D) and (ii) 9,645.8571 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Corvex Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Related Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,748.66 Shares, comprised of (i) 680.66 Shares which would be outstanding upon the conversion of Mr. Johnson’s 1,415.7559 shares of the Issuer’s 6 1/2% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,304,068 Shares of beneficial interest outstanding as of March 5, 2013 (which number is calculated based upon information provided in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 25, 2013, and the Current Report on Form 8-K filed on March 5, 2013 (which announced the completion of an equity offering by the Issuer)).

CUSIP No. 203233101

1	Names of reporting persons RELATED FUND MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,885,145.8571*
	9	Sole dispositive power 0
	10	Shared dispositive power 10,885,145.8571*
11	Aggregate amount beneficially owned by each reporting person 10,885,145.8571*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.2%**
14	Type of reporting person (see instructions) IA

*	Includes (i) 5,437,750 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) (the “Corvex Shares”) and (ii) 9,645.8571 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,748.66 Shares, comprised of (i) 680.66 Shares which would be outstanding upon the conversion of Mr. Johnson’s 1,415.7559 shares of the Issuer’s 6 1/2% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,304,068 Shares of beneficial interest outstanding as of March 5, 2013 (which number is calculated based upon information provided in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 25, 2013, and the Current Report on Form 8-K filed on March 5, 2013 (which announced the completion of an equity offering by the Issuer)).

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND GP-A, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,885,145.8571*
	9	Sole dispositive power 0
	10	Shared dispositive power 10,885,145.8571*
11	Aggregate amount beneficially owned by each reporting person 10,885,145.8571*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.2%**
14	Type of reporting person (see instructions) OO

*	Includes (i) 5,437,750 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,645.8571 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,748.66 Shares, comprised of (i) 680.66 Shares which would be outstanding upon the conversion of Mr. Johnson’s 1,415.7559 shares of the Issuer’s 6 1/2% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,304,068 Shares of beneficial interest outstanding as of March 5, 2013 (which number is calculated based upon information provided in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 25, 2013, and the Current Report on Form 8-K filed on March 5, 2013 (which announced the completion of an equity offering by the Issuer)).

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND GP, LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,885,145.8571*
	9	Sole dispositive power 0
	10	Shared dispositive power 10,885,145.8571*
11	Aggregate amount beneficially owned by each reporting person 10,885,145.8571*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.2%**
14	Type of reporting person (see instructions) PN

*	Includes (i) 5,437,750 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,645.8571 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,748.66 Shares, comprised of (i) 680.66 Shares which would be outstanding upon the conversion of Mr. Johnson’s 1,415.7559 shares of the Issuer’s 6 1/2% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,304,068 Shares of beneficial interest outstanding as of March 5, 2013 (which number is calculated based upon information provided in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 25, 2013, and the Current Report on Form 8-K filed on March 5, 2013 (which announced the completion of an equity offering by the Issuer)).

CUSIP No. 203233101

1	Names of reporting persons RELATED REAL ESTATE RECOVERY FUND, LP
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,885,145.8571*
	9	Sole dispositive power 0
	10	Shared dispositive power 10,885,145.8571*
11	Aggregate amount beneficially owned by each reporting person 10,885,145.8571*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.2%**
14	Type of reporting person (see instructions) PN

*	Includes (i) 5,437,750 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,645.8571 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,748.66 Shares, comprised of (i) 680.66 Shares which would be outstanding upon the conversion of Mr. Johnson’s 1,415.7559 shares of the Issuer’s 6 1/2% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,304,068 Shares of beneficial interest outstanding as of March 5, 2013 (which number is calculated based upon information provided in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 25, 2013, and the Current Report on Form 8-K filed on March 5, 2013 (which announced the completion of an equity offering by the Issuer)).

CUSIP No. 203233101

1	Names of reporting persons RRERF ACQUISITION, LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,885,145.8571*
	9	Sole dispositive power 0
	10	Shared dispositive power 10,885,145.8571*
11	Aggregate amount beneficially owned by each reporting person 10,885,145.8571*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 9.2%**
14	Type of reporting person (see instructions) OO

*	Includes (i) 5,437,750 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) and (ii) 9,645.8571 Shares held in the aggregate by the Individual Shareholder (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares and the Additional Shares.
**

The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 118,304,748.66 Shares, comprised of (i) 680.66 Shares which would be outstanding upon the conversion of Mr. Johnson’s 1,415.7559 shares of the Issuer’s 6 1/2% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,304,068 Shares of beneficial interest outstanding as of March 5, 2013 (which number is calculated based upon information provided in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 25, 2013, and the Current Report on Form 8-K filed on March 5, 2013 (which announced the completion of an equity offering by the Issuer)).

CUSIP No. 203233101

1	Names of reporting persons DAVID R. JOHNSON
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization UNITED STATES
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,645.8571*
	9	Sole dispositive power 0
	10	Shared dispositive power 9,645.8571*
11	Aggregate amount beneficially owned by each reporting person 9,645.8571*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) —**
14	Type of reporting person (see instructions) IN

*

Includes 680.66 common shares of beneficial interest of the Issuer which would be received upon the conversion of Mr. Johnson’s 1,415.7559 shares of the Issuer’s 6 1/2% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share).

**

Less than 1% based upon an aggregate of 118,304,748.66 Shares, comprised of (i) 680.66 Shares which would be outstanding upon the conversion of Mr. Johnson’s 1,415.7559 shares of the Issuer’s 6 1/2% Series D Cumulative Convertible Preferred Shares (calculated based upon a conversion rate of 0.480775 common shares per series D preferred share) and (ii) 118,304,068 Shares of beneficial interest outstanding as of March 5, 2013 (which number is calculated based upon information provided in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 25, 2013, and the Current Report on Form 8-K filed on March 5, 2013 (which announced the completion of an equity offering by the Issuer)).

This Amendment No. 9 to the Schedule 13D (this “Amendment No. 9”) relates to the common shares of beneficial interest, par value $0.01 per share (the “Shares”), of CommonWealth REIT, a Maryland real estate investment trust (the “Issuer” or “CommonWealth”) and amends the Schedule 13D filed on February 26, 2013, as amended by Amendment No. 1 thereto, filed with the SEC on February 27, 2013, Amendment No. 2 thereto, filed with the SEC on March 4, 2013, Amendment No. 3 thereto, filed with the SEC on March 4, 2013, Amendment No. 4 thereto, filed with the SEC on March 11, 2013, Amendment No. 5 thereto, filed with the SEC on March 13, 2013, Amendment No. 6 thereto, filed with the SEC on March 15, 2013, Amendment No. 7 thereto, filed with the SEC on March 28, 2013, and Amendment No. 8 thereto, filed with the SEC on April 12, 2013 (the “Original Schedule 13D” and, together with this Amendment No. 9, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 9 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 9 is being filed by (i) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, (ii) Related Fund Management, LLC, a Delaware limited liability company (“Related”), Related Real Estate Recovery Fund GP-A, LLC, a Delaware limited liability company, Related Real Estate Recovery Fund GP, L.P., a Delaware limited partnership, Related Real Estate Recovery Fund, L.P., a Delaware limited partnership, and RRERF Acquisition, LLC, a Delaware limited liability company and (iii) David R. Johnson (the “Individual Shareholder”).

This Amendment No. 9 is being filed to amend Item 4, Item 6 and Item 7 of the Schedule 13D as follows:

Item 4	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding thereto the following:

On April 18, 2013, Corvex and Related issued a press release including the text of a letter sent to shareholders of the Issuer and published an investor presentation detailing their plan for driving value and restoring shareholder wealth at the Issuer and outlining the latest actions of the Issuer’s board of trustees that they firmly believe have destroyed shareholder value. The press release and investor presentation are attached as Exhibit 19 and Exhibit 20, respectively, and are incorporated by reference in this Item 4 in their entirety.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended by adding thereto the following:

The information set forth under Item 4 of this Amendment No. 9 is incorporated in this Item 6 in its entirety.

In the event the Issuer’s board of trustees is removed, CBRE, the world’s largest commercial real estate services firm, has agreed to provide interim property management and leasing services to the Issuer’s portfolio as long as necessary to ensure a smooth change of guard to a new independent and properly functioning board elected by shareholders. Additionally, Jim Lozier, a well-respected real estate executive and co-founder and former CEO of Archon Group L.P., a subsidiary of Goldman Sachs and a diversified international real estate services and advisory company, has agreed to serve as interim CEO until a new board of trustees is appointed.

Item 7	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit 19	Press release dated April 18, 2013

Exhibit 20	Presentation dated April 18, 2013

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 18, 2013	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: April 18, 2013	KEITH MEISTER

	By:	/s/ Keith Meister

Date: April 18, 2013	RELATED FUND MANAGEMENT, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: April 18, 2013	RELATED REAL ESTATE RECOVERY FUND GP-A, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: April 18, 2013	RELATED REAL ESTATE RECOVERY FUND GP, L.P.

By: Related Real Estate Recovery Fund GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: April 18, 2013	RELATED REAL ESTATE RECOVERY FUND, L.P.

By: Related Real Estate Recovery Fund GP, L.P., its general partner
By: Related Real Estate Recovery Fund GP-A, LLC, its general partner

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: April 18, 2013	RRERF ACQUISITION, LLC

	By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date: April 18, 2013	DAVID R. JOHNSON

	By:	/s/ David R. Johnson